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                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549


                                    SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (AMENDMENT NO. 4)*

                            Dominion Bridge Corporation
_______________________________________________________________________________
                                  (Name of Issuer)

                      Common Stock, par value $.001 per share
_______________________________________________________________________________
                           (Title of Class of Securities)

                                     0002571921
_______________________________________________________________________________
                                   (CUSIP Number)

   Douglas A. Gerrard, Deere Park Equities, L.L.C., 650 Dundee Road, Suite 460,
                Northbrook, IL  60062; Telephone no.  (847) 509-8500
_______________________________________________________________________________
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                 February 26, 1998
_______________________________________________________________________________
              (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.:  0002571921

_______________________________________________________________________________
   1      NAME OF REPORTING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Deere Park Capital Management, Inc.
_______________________________________________________________________________

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /X/ (b) / /

_______________________________________________________________________________

   3      SEC USE ONLY

_______________________________________________________________________________

   4      SOURCE OF FUNDS

_______________________________________________________________________________

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) / /

_______________________________________________________________________________

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Illinois
_______________________________________________________________________________
     NUMBER OF        7       SOLE VOTING POWER
       SHARES                 0
                     __________________________________________________________
    BENEFICIALLY      8       SHARED VOTING POWER
      OWNED BY                106,500
                     __________________________________________________________
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                0

                     __________________________________________________________
    PERSON WITH       10      SHARED DISPOSITIVE POWER
                              106,500
_______________________________________________________________________________
    11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH REPORTING PERSON:
           106,500
_______________________________________________________________________________
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES* / /
_______________________________________________________________________________

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           .3%
_______________________________________________________________________________
    14     TYPE OF REPORTING PERSON
           CO
_______________________________________________________________________________
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CUSIP No.: 0002571921

_______________________________________________________________________________
   1      NAME OF REPORTING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Douglas A. Gerrard

_______________________________________________________________________________
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) /X/(1)(b) / /


_______________________________________________________________________________
   3      SEC USE ONLY


_______________________________________________________________________________
   4      SOURCE OF FUNDS


_______________________________________________________________________________
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) / /


_______________________________________________________________________________
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

_______________________________________________________________________________
     NUMBER OF        7       SOLE VOTING POWER
       SHARES                 0
                     __________________________________________________________
    BENEFICIALLY      8       SHARED VOTING POWER
      OWNED BY                6,664,060
                     __________________________________________________________
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                0

                     __________________________________________________________
    PERSON WITH       10      SHARED DISPOSITIVE POWER
                              4,596,600
_______________________________________________________________________________
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           6,664,060
_______________________________________________________________________________
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES* / /

_______________________________________________________________________________
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           21.2%
_______________________________________________________________________________
    14     TYPE OF REPORTING PERSON
           IN
_______________________________________________________________________________


(1) The filing person is also filing this Schedule 13D in his individual capacity.


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ITEM 1.  SECURITY AND ISSUER.

     No change.

ITEM 2.  IDENTITY AND BACKGROUND.

     Item 2 remains unchanged, except that the following information is hereby added thereto:

     This statement is filed by DPCM. The purpose of this Amendment No. 4 is to report the disposition of Common Stock, par value $.001 per share, issued by Dominion Bridge Corporation by certain of the Group Members, in their individual capacities.

     This Statement is also filed by Gerrard in his individual capacity.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 remains unchanged, except that the following information is hereby added thereto:

     On February 26, 1998, DPCM sold a total of 524,200 shares of Common Stock for an aggregate sale price of $1,196,517.50.

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 remains unchanged, except that the following information is hereby added thereto:

     DPCM disposed of certain of its shares of Common Stock because, based on current market conditions, such shares could be disposed of at a gain.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 remains unchanged, except for the following information:

     (a) The aggregate percentage of shares of Common Stock reported owned by each person in this Amendment No. 4 is based upon 31,447,648 shares outstanding, which is the total number of shares of Common Stock outstanding on February 17, 1998, as reported by the Company in its Form 10-Q for the period ending December 31, 1997, filed with the Securities and Exchange Commission on February 23, 1998.

          The Group beneficially owns 6,664,060 shares of Common Stock, representing approximately 21.2% of the number of issued and outstanding shares of Common Stock.


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          Gerrard beneficially owns 6,664,060 shares of Common Stock, representing approximately 21.2% of the number of issued and outstanding shares of Common Stock.

          DPCM beneficially owns 106,500 shares, representing approximately .3% of the number of issued and outstanding shares of Common Stock.

     (b) Each of Dominion Park, the LLC, Gerrard, Wellgate, Marengere and Matossian shares the power to vote 6,557,560 shares of Common Stock beneficially owned by Gerrard and the Group with the others, and the power to dispose of 4,490,100 shares of Common Stock beneficially owned by Gerrard and the Group with the others. Each of Gerrard and DPCM shares the power to dispose of 106,500 shares of Common Stock beneficially owned by him or it with the other.

     (c) On February 26, 1998, DPCM sold (i) 6,000 shares of Common Stock for an aggregate sale price of $13,380.00 ($2.23 per share); (ii) 360,700 shares of Common Stock for an aggregate sale price of $811,575.00 ($2.25 per share); (iii) 40,000 shares of Common Stock for an aggregate sale price of $92,500.00 ($2.3125 per share); and (iv) 117,500 shares of Common Stock for an aggregate sale price of $279,062.50 ($2.375 per share).

     (d)  See Item 4 hereof.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None.

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                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 5, 1998

                                   /s/ Douglas A. Gerrard
                                       ---------------------------------
                                            Douglas A. Gerrard